UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. today announced that it has completed the enrollment of its vascular wrap study, approximately 6 months earlier than anticipated.
2	Angiotech Pharmaceuticals, Inc. today announced the appointment of Thomas Bailey to Vice President of Business Development, effective immediately.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  June 10, 2004

      By: /s/ David Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Thursday, June 10, 2004

ANGIOTECH COMPLETES ENROLLMENT OF

PACLITAXEL-LOADED VASCULAR WRAP STUDY

Study to be Further Expanded to Examine Different Patient Groups

VANCOUVER, June 10, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), today announced that it has completed the enrollment of its vascular wrap study, approximately 6 months earlier than anticipated.  Patients suffering from poor blood flow to the legs often have surgery to “by-pass” the plaque that obstructs the artery.  Typically a vein, artery or synthetic graft is sewn into the blocked artery in front of, and just beyond the obstruction, allowing blood flow to circumvent the diseased area.  Unfortunately, the sites where the graft is attached to the artery (called the “anastomosis”) are subject to scaring and narrowing (“stenosis”), leading once again to compromised blood flow and causing pain, disability or even loss of the limb.

Angiotech has developed a novel treatment solution to prevent the obstructing scar from forming at the site of the by-pass connection.  Based on the same technology and drug platform as the TAXUS™ coronary stent - the most widely used interventional treatment of heart disease in the United States – involves placing an implant containing paclitaxel around the anastomosis during by-pass surgery to deliver sufficient drug to prevent scar formation.  The present study involves the placement of paclitaxel wraps around the distal anastomosis (i.e. the anastomosis downstream from blockage or the one farthest down the leg) in patients needing implantation of a synthetic (plastic) by-pass graft.  Grafts fail up to 70% of the time within 2 years of by-pass surgery due to stenosis and clot formation, especially when blood flow obstructions below the knee are treated with synthetic by-pass grafts. Overall, peripheral vascular disease (PVD) is a common problem in the United States with over eight million Americans suffering from poor blood flow to the legs.

“We have been highly encouraged by the vascular surgeon’s enthusiasm for utilizing the paclitaxel wrap in these very difficult to manage patients,” said William Hunter, MD, President and CEO of Angiotech.  “Many of these patients have aggressive peripheral vascular disease because of diabetes, and are considered to be at the highest risk for by-pass failure and limb amputation.  Our paclitaxel-loaded wrap allows the vascular surgeon access to the same sophisticated technology that is now being widely exploited by interventional cardiologists worldwide.”

The original 60-patient, first-in-man, open-label, randomized study included four sites. The study has now been expanded to 12 clinical centers and will enroll an additional 20 patients in Europe and the Dutch Antilles to allow a subset evaluation of patients undergoing above-the knee and below-the knee bypass.  Patients receiving a peripheral arterial bypass using a synthetic graft are randomized to receive a drug-loaded wrap or no-wrap (the present standard of care).  Patients will be examined at regular intervals for up to two years with ultrasound to measure blood flow at the by-pass sites. An independent contract research organization is conducting the study and clinical results are expected to be available in late 2005.  Should the expanded trial results be favorable, the data will be used to support the submission of a CE Mark filing (European commercial approval).

Should the paclitaxel wrap prove to be effective in the current study, the product could be developed for additional uses in broader applications where no real clinical solutions exist today.  Examples include: above and below the knee by-pass surgery using vein, coronary by-pass grafting and aterio-venous fistulas; the lifeline for dialysis patients.  Worldwide incidence of these types of vascular surgery interventions exceeds 1.5 million procedures annually.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSE: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Ian Harper, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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Exhibit 2

FOR IMMEDIATE RELEASE

NEWS RELEASE

Thursday June 10, 2004

VETERAN HEALTH CARE BANKER THOMAS BAILEY JOINS ANGIOTECH

AS VICE PRESIDENT OF BUSINESS DEVELOPMENT

VANCOUVER, June 10, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, today announced the appointment of Thomas Bailey to Vice President of Business Development, effective immediately.

Mr. Bailey joins the Company from Credit Suisse First Boston (CSFB) and Donaldson, Lufkin & Jenrette (DLJ), where he was a senior banker in the firms' Health Care Investment Banking Groups, and served as a lead banker of the firms' biotechnology investment banking practices.  Mr. Bailey advised on more than 50 completed transactions for biotechnology, pharmaceutical and medical device companies, including mergers, acquisitions, strategic alliances and a wide range of equity, equity-linked and debt financings, during his 11-year tenure as an investment banker.  Prior to joining CSFB/DLJ, Mr. Bailey was a member of the Healthcare Investment Banking Group at Cowen and Co. where he worked with emerging life sciences companies on a variety of transactions.  Mr. Bailey received an AB with honors from Harvard University and an MBA from the Harvard Graduate School of Business Administration.

“Mr. Bailey brings to the Company extensive experience in the life sciences sector,” said William Hunter, MD, MSc, President and CEO of Angiotech.  “As we continue to explore opportunities to grow our company through a variety of mergers, acquisitions, and other complex corporate transactions, his breadth of experience will be a valuable asset.”

Mr. Bailey is responsible for pursuing corporate growth initiatives, such as acquisitions, and maximizing the value of Angiotech's product candidates through establishing new partnerships and alliances.

Additional biographical detail on Angiotech's senior management is available on the Company website at www.angiotech.com.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSE: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Ian Harper, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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